Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated October 29, 2025 relating to the Common Stock, par value $0.001 per share, of Central & Eastern Europe Fund, Inc. shall be filed on behalf of the undersigned.

PHRONESIS PARTNERS, L.P. By: /s/ James Wiggins
Name: James Wiggins
Title: General Partner

JAMES WIGGINS By: /s/ James Wiggins